Shanda Acquires Exclusive License for
NCsoft’s Casual Game Atrix

Shanghai, China—February 19, 2008—Shanda Interactive Entertainment Limited (Nasdaq: SNDA), or Shanda, a leading interactive entertainment media company in China, announced today that it has entered into an agreement for exclusive license with NCsoft Corporation (KSE: 036570.KS), or NCsoft, Korea’s leading online game developer and publisher, to operate Atrix in mainland China. Atrix is expected to begin commercial operation in China in early 2009.

Atrix, created and published by NCsoft, is an online casual war game featuring exciting combat and breath-taking scenery. The game began official operation in Korea in June 2007 and has been well received by players.

Atrix is the second game to come out of Shanda’s strategic alliance with NCsoft, which was announced in November 2007. At that time, Shanda announced the exclusive license for the highly anticipated MMORPG AION: The Tower of Eternity, which is expected to begin close beta testing in China in the second half of 2008.

“We are pleased to partner with NCsoft to introduce Atrix to China. We expect long-term success from both Atrix and AION, based on our strong integrated platform and expertise as the leading online game operator in China,” said Tianqiao Chen, Chairman and CEO of Shanda. “We will continue to work closely with NCsoft to introduce additional high quality and exciting new titles to China.”

“We are excited to cooperate with Shanda in Atrix, which marks our entry into casual games in China,” said Kim Taek Jin, NCsoft’s CEO. “Our strategic partnership with Shanda is an important part of our plan to become a truly international online game company, and we believe it will benefit both companies well into the future.”

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (NASDAQ:SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and casual online games in China, as well as online chess and board games, network PC games and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com/.

About NCsoft Corporation

NCsoft Corporation (KSE:036570.KS) is the world’s leading publisher and developer of online games. Established in 1997, NCsoft, with its headquarters in Seoul, has been working toward expanding the global markets and today has its own development and/or publishing offices in North America, United Kingdom, Japan, China, Taiwan, and Thailand. In addition to one of the most successful online games, Lineage and Lineage II™, NCsoft has successfully launched many of the top online titles, which include Richard Garriott’s Tabula Rasa®, Guild Wars®, and City of Heroes®/City of Villains®. More information about NCsoft can be found at www.NCsoft.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the Company’s expectations regarding the success of Atrix or AION, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to that Atrix or AION may not be well received by users and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SNDA/G

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Contact

Shanda Interactive Entertainment Ltd.
Maggie Yun Zhou
Investor Relations Manager
Shanda Interactive Entertainment Limited
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@shanda.com.cn

CCG Elite
Crocker Coulson
Tel: +1-310-231-8600 (USA)
Email: crocker.coulson@ccgir.com

Elaine Ketchmere
Tel: +1-310-231-8600 (USA)
Email: elaine.ketchmere@ccgir.com